SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)*

Navios Maritime Acquisition Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

Y62159101
(CUSIP Number)

Malibu Partners, LLC
15332 Antioch Street #528
Pacific Palisades, CA 90272
Attention: Kenneth J. Abdalla

Tel:  310-393-1370
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 19, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Page 1 of 7 pages

CUSIP No.: Y62159101

NAME OF REPORTING PERSON

1	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Malibu Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF	7	SOLE VOTING POWER - 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER - 448,000
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER - 0
PERSON WITH
	10	SHARED DISPOSITIVE POWER - 448,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

448,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%

14	TYPE OF REPORTING PERSON

OO

Page 2 of 7 pages

CUSIP No.: Y62159101

NAME OF REPORTING PERSON

1	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Malibu Capital Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF	7	SOLE VOTING POWER - 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER - 0
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER - 0
PERSON WITH
	10	SHARED DISPOSITIVE POWER - 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON

OO

Page 3 of 7 pages

CUSIP No.: Y62159101

NAME OF REPORTING PERSON

1	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Broad Beach Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF	7	SOLE VOTING POWER - 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER - 50,000
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER - 0
PERSON WITH
	10	SHARED DISPOSITIVE POWER - 50,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.2%

14	TYPE OF REPORTING PERSON

OO

Page 4 of 7 pages

CUSIP No.: Y62159101

NAME OF REPORTING PERSON

1	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Kenneth J. Abdalla

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	7	SOLE VOTING POWER - 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER - 498,000
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER - 0
PERSON WITH
	10	SHARED DISPOSITIVE POWER - 498,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

498,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%

14	TYPE OF REPORTING PERSON

IN

Page 5 of 7 pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed with respect to the beneficial ownership of common stock, par value $0.0001 per share (the “Common Stock”), of Navios Maritime Acquisition Corporation, a Marshall Islands corporation (the “Company” or the “Issuer”).  This Amendment No. 1 supplements Item 4 and amends and restates in its entirety Item 5, of the Schedule 13D previously filed on April 26, 2010 (the “Original 13D”).

ITEM 4.        Purpose of Transaction.

On May 19, 2010, the Option Agreement was terminated in accordance with clause (ii) of Section 10 thereof and became of no further force or effect.

ITEM 5.        Interest in Securities of the Issuer.

(a)           As of May 19, 2010, (a) Malibu Partners was the beneficial owner of 448,000 shares of Common Stock, representing 1.4% of all of the Issuer’s outstanding Common Stock; (b) Broad Beach was the beneficial owner of 50,000 shares of Common Stock, representing 0.2% of all of the Issuer’s outstanding Common Stock; and (c) Mr. Abdalla was the beneficial owner of 498,000 shares of Common Stock, representing 1.6% of all of the Issuer’s outstanding Common Stock.

Mr. Abdalla may be deemed to beneficially own the shares of Common Stock beneficially owned by Malibu Partners and Broad Beach.  Mr. Abdalla disclaims beneficial ownership of such shares.  The foregoing is based on 31,625,000 shares of Common Stock outstanding as of May 18, 2010, as reported in the Company’s Post-Effective Amendment No. 1 on Form F-3 to Form F-1 filed on May 19, 2010.

(b)           Mr. Abdalla may be deemed to share with Malibu Partners and Broad Beach (and not with any third party) the power to vote or direct the vote of and to dispose or direct the disposition of the 448,000 and 50,000 shares of Common Stock reported herein, respectively.

(c)           Except as set forth in Item 4 above, the Reporting Persons have not effected any transactions in shares of the Issuer’s Common Stock since the filing of the Original 13D.

(d)           Not applicable.

(e)           On May 19, 2010, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock.

Page 6 of 7 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 20, 2010

KENNETH J. ABDALLA MALIBU PARTNERS, LLC MALIBU CAPITAL PARTNERS, LLC BROAD BEACH PARTNERS, LLC

By:	/s/ Kenneth J. Abdalla
Kenneth J. Abdalla, for himself, and as Managing Member of Malibu Partners, Malibu Capital and Broad Beach

Page 7 of 7 pages